Evidence of activity seen in new data from ASA404 prostate cancer trial

London, UK, and Cambridge, MA, 15 August 2008 – Antisoma plc (LSE:ASM; USOTC: ATSMY) today announced survival data from its phase II study of ASA404 in hormone-refractory prostate cancer, in which patients were randomised to receive either 1200 mg/m^2 ASA404 plus the chemotherapy drug docetaxel or a control treatment of docetaxel alone.

The hazard ratio expressing the relative risk of death in the ASA404 and control groups favoured the ASA404 group (hazard ratio 0.8; 95% confidence intervals 0.46—1.39). Median survival in the two groups was similar at 17.0 and 17.2 months, respectively, while two-year survival was 33% with ASA404 and 23% in the control group.

Previously reported findings from the same trial have shown higher tumour response rates and markedly higher PSA response rates in patients receiving ASA404.

Antisoma's partner Novartis is considering what the next steps should be in prostate cancer as part of a wider analysis of potential indications for development. A phase III development programme is already ongoing in lung cancer, and plans for development in other indications are being considered.

Glyn Edwards, Antisoma's CEO, said: "Following the very positive phase II data in lung cancer, it does not surprise us to see further evidence of ASA404's activity in prostate cancer. With its unique mode of action as a tumour-vascular disrupting agent, ASA404 has potential against a variety of solid tumours."

A webcast and conference call will be held today at 2pm BST/ 9am EDT. The webcast can be accessed via Antisoma's website at http://www.antisoma.com/ and the call by dialling +44 (0)20 8609 1435 (UK toll-free 0808 109 1498; US toll-free 1866 793 4279) and using the participant PIN code 965983#. A recording will also be available afterwards on the Antisoma website.

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications
Antisoma plc — +44 (0)7909 915 068

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications — +44 (0)20 7466 5000

Brian Korb
The Trout Group — +1 646 378 2923

About ASA404

ASA404 (DMXAA) is a small-molecule Tumour-Vascular Disrupting Agent (Tumour-VDA) which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. Worldwide rights to the drug were licensed to Novartis AG in April 2007. ASA404 is currently being tested in a phase III pivotal study in the first-line

treatment of non-small cell lung cancer (NSCLC), and will enter a second phase III pivotal study in the second-line treatment of NSCLC later this year. ASA404 may have potential against a number of solid tumours and is regarded as having the potential to achieve blockbuster sales.

About the ASA404 trial in prostate cancer

Patients enrolled in the ASA404 prostate cancer phase II trial had metastatic hormone-refractory prostate cancer. Seventy-four patients were randomised to receive either docetaxel alone or docetaxel plus ASA404. Endpoints in the study included PSA response rate (the proportion of patients who showed a sustained 50% decline in the level of prostate-specific antigen (PSA)), RECIST response rates (proportion of patients who showed tumour reductions according to the 'Response Evaluation Criteria in Solid Tumours'), time to tumour progression (TTP; the time before disease recurrence was apparent) and median survival. Data on PSA response, RECIST response and TTP have been reported previously, and were as follows in the ASA404 and control groups, respectively: PSA response 59 vs 37%; RECIST response 23 vs 9%; TTP 7.3 vs 6.9 months. Survival findings are detailed above.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

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